UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-31564

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fibrocell Science, Inc.
Full Name of Registrant

Former Name if Applicable

405 Eagleview Boulevard
Address of Principal Executive Office (Street and Number)

Exton, Pennsylvania 19341
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 6, 2014, the Audit Committee of the Board of Directors (the “Audit Committee”) of Fibrocell Science, Inc. (the “Company”), in connection with an internal review initiated by Company management, concluded that, because of a misapplication of the accounting guidance related to certain of the Company’s warrants, the Company’s previously issued consolidated financial statements for all periods beginning with the quarterly period ended September 30, 2011 through December 31, 2013 (collectively, the “Affected Periods”) should no longer be relied upon.  As such, the Company will restate its financial statements for the following periods: (i) the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and (ii) all quarterly periods of 2013 and 2012.

The Company intends to include (i) restated financial information for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 in the Company’s Amendment No. 2 on Form 10-K/A for the year ended December 31, 2013 (the “Amended 2013 Form 10-K/A”), and (ii) restated financial information for the quarterly periods in 2013 and 2012 in the Company’s Amendments on Form 10-Q/A for the quarterly periods ended March 31, 2013, June 30, 2013, and September 30, 2013 (the “Amended 2013 Form 10-Q/A’s”).  As all material restatement information will be included in the Amended 2013 Form 10-K/A and the Amended 2013 Form 10-Q/A’s, the Company does not intend to amend any of its other previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q.

As a result of the foregoing, the Company is unable to provide complete financial results for the quarterly period ended March 31, 2014.  The Company is still assessing the impact of the adjustments and calculating warrant values in various accounting periods.  However, these restatements will result in non-cash, non-operating financial statement corrections and will have no impact on the Company’s current or previously reported cash position, operating expenses, total operating, investing or financing cash flows, or net operating loss carryforward.

The Company is working diligently to complete the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 (the “2014 First Quarter Form 10-Q”) as soon as possible; however, given the scope of the process for the restatement of its financial results and financial statements and warrant value calculations, the Company is unable to complete and file the 2014 First Quarter Form 10-Q by the required due date of May 12, 2014 without unreasonable effort and expense.  The Company does, however, expect to file such report within five calendar days thereof.   The Company is also presently anticipating filing the Amended 2013 Form 10-K/A and each of the Amended 2013 Form 10-Q/A’s within the next two weeks, and in any event, on or before May 31, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gregory Weaver	(484)	713-6022
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates operating use of cash of approximately $6.0 million for the three months ended March 31, 2014. The Company anticipates revenues from product sales of $46,000 for the three months ended March 31, 2014 as compared to $26,000 for the corresponding period in 2013.  The Company anticipates cost of sales of $793,000 for the three months ended March 31, 2014 as compared to $2,213,000 for the corresponding period in 2013. The Company anticipates a gross loss of $747,000 for the three months ended March 31, 2014 as compared to $2,187,000 for the corresponding period in 2013. The decrease in both cost of sales and gross loss for the comparable period of approximately $1.4 million is primarily due to the transition away from the aesthetic market and to a focus on research and development. The Company anticipates selling, general and administrative expenses of $2,815,000 for the three months ended March 31, 2014 as compared to $2,210,000 for the corresponding period in 2013. The $0.6 million increase in SG&A expense for the current year period is due to increased compensation and related expense of $0.3 million, increased facilities and related expense and other expenses of $0.4 million, offset by a decrease in marketing expense of $0.1 million. The Company anticipates research and development expense for the three months ended March 31, 2014 of $7,438,000 as compared to $1,507,000 for the corresponding period in 2013. The Company also anticipates an operating loss of approximately $11,000,000 for the three months ended March 31, 2014 as compared to approximately $5,904,000 for the corresponding period in 2013. The increase in both R&D expense and operating loss for the current year period is primarily due to stock issuance costs of approximately $5.2 million in connection with a non-cash payment of a technology license fee.  The Company is unable to reasonably estimate its net income or loss for the three months ended March 31, 2014 as it has not yet finalized the impacts of the warrant liability restatement of certain previously issued financial statements as discussed above.

This Notification of Late Filing on Form 12b-25 includes information that constitutes forward-looking statements. Forward-looking statements often address our expected future business and financial performance, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” or “will.” By their nature, forward-looking statements address matters that are subject to risks and uncertainties. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include: the review of the Company’s accounting, accounting policies and internal control over financial reporting; the preparation of and the audit or review, as applicable, of the 2014 First Quarter Form 10-Q, the Amended 2013 Form 10-K/A and the Amended 2013 Form 10-Q/A’s; and the subsequent discovery of additional adjustments to the Company’s previously issued financial statements. Actual events or results may differ materially from the Company’s expectations. In addition, our financial results and stock price may suffer as a result of this review and any subsequent determinations from this process or any actions taken by governmental or other regulatory bodies as a result of this process.  We do not undertake to update our forward-looking statements, except as required by applicable securities laws.

Fibrocell Science, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2014	By	/s/ Gregory Weaver
Gregory Weaver
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).